Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

July 28, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Marianne Dobelbower

Re:	Post-Effective Amendment No. 85 to the Registration Statement on Form N-1A of Deutsche Income Trust (the “Registrant”) (Reg. Nos. 002- 91577 / 811-04049) with respect to Deutsche Fixed Income Opportunities Fund (the “Fund”), a series of the Registrant

Dear Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on July 20, 2016 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the Commission on June 2, 2016 and has an effective date of August 1, 2016.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

1.	Comment: Please revise the “Management process” discussion to use “plain English” in describing how the portfolio managers are selecting securities.

Response: The “Management process” disclosure has been revised.

2.	Comment: Under the heading “Derivatives” in the “Principal Investment Strategy” section of the prospectus, several types of derivatives are mentioned. Please confirm that these derivatives are expected to be used for the purposes set forth in the prospectus or describe any additional purposes for which they will be used.

Response: The Fund believes that the existing disclosure under the heading “Derivatives” adequately describes the purposes for which the stated types of derivatives will be used as part of the Fund’s principal investment strategy.

3.    Comment: In the second paragraph under the “Derivatives” heading, the prospectus states that the fund may use other types of derivatives. Please confirm that any types of derivatives intended to be used as part of the Fund’s principal investment strategy are listed and their purposes described.

Response: With the addition of options to the categories of derivatives the Fund expects to use as part of its principal investment strategy, the Fund believes that the disclosure regarding Derivatives is appropriate under the circumstances.

4.	Comment: The “Main Risks” section of the Fund’s prospectus includes a description of emerging markets risk. Please disclose, in the prospectus or the Statement of Additional Information, how the Fund determines whether a country is an emerging markets country.

Response: Disclosure regarding emerging markets has been added to the Fund’s Statement of Additional Information in Appendix II-G under the heading “Foreign investment.”

5.	Comment: Please ensure that the “Management process” discussion included in the “Fund Details” section of the prospectus is consistent with the disclosure in the summary section of the prospectus.

Response: The “Management process” discussion in the Fund Details section of the prospectus is consistent with disclosure in the summary section of the prospectus.

6.	Comment: The prospectus states that fee waivers currently applicable to the Fund will expire on September 30, 2016. Please confirm that the September 30 expiration date is still in effect.

Response: The current fee waivers will expire on September 30, 2016.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.